CID Holdco, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

SEE ID, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

January 14, 2025

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Anastasia Kaluzienski Robert Littlepage Mariam Mansaray Jan Woo

Re:	CID Holdco, Inc.

Amendment No. 5 to the Registration Statement on Form S-4

Filed January 8, 2025

File No. 333-282600

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated January 13, 2025 (the “Comment Letter”), in respect of CID Holdco, Inc and SEE ID, Inc.’s (together, “we”, “us”, “our” or the “Registrant”) Amendment No. 5 to the Registration Statement on Form S-4, filed with the Commission on January 8, 2025 (the “Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 5 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 142

1.	Staff’s comment: We note your revisions in response to prior comment 2. Please revise the common stock line-item pro forma amounts to report one amount that is the sum of the historic amount and all of the adjustments. In addition, correct adjustment N under scenario 2.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 142-143 of the Amendment.

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Phyllis Newhouse
Phyllis Newhouse
President
CID Holdco, Inc.

/s/ Edmund Nabrotzky
Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.

cc:	Penny Minna, Esq.

DLA Piper LLP (US)